For the fiscal year ended November 30, 2005.
File number 811-03175
Jennison Sector Funds, Inc.

SUB-ITEM 77D
       Policies With Respect to Security Investment

JENNISON SECTOR FUNDS, INC.

Supplement Dated November 21, 2005 to the
Statement of Additional Information Dated October 31, 2005


The following disclosure replaces the first paragraph under the Section entitled "Description of the Funds, Their Investments and Risks -
Short Sales" on page B-17 of the Jennison Sector Funds, Inc.'s statement of additional information:

"Jennison Financial Services Fund, Jennison Health Sciences Fund,
Jennison Technology Fund and Jennison Utility Fund, each, may sell a security it does not own (i.e., make short sales) in anticipation of a decline in the market value of that security. The Jennison Utility Fund is limited to making short sales "against the box." Generally, to complete the transaction, a Fund will borrow the security to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay to the lender any interest that accrues during the period of the loan. To borrow the security, a Fund may be required to pay a premium that would increase the cost of the security sold. The proceeds of the short sale will be retained by the broker to the extent necessary to meet margin requirements until the short position is closed out. Until a Fund replaces the borrowed security, it will (1) segregate on its records or with its Custodian cash or other liquid assets at such a level that the amount deposited in the account plus the amount deposited with the broker as collateral will equal the current market value of the security sold short and will not be less than the market value of the security at the time it was sold short or (2) otherwise cover its short position."




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